

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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08027527

SEC FILE NUMBER
8- 66187

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meritus Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___645 Tollgate Rd., Suite 140___
(No. and Street)

___Elgin___   ___IL___   ___60123___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Russell Novak & Company, LLP
(Name – *if individual, state last, first, middle name*)

___225 W. Illinois St., Suite 300, Chicago___   ___IL___   ___60610___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____Lynn Schmidt_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Meritus Financial Group, Inc._____ , as of _____December 31_____, 20_07____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____President_____
Title

_____
Notary Public

BETH K YUCUS
MY COMMISSION EXPIRES
SEPTEMBER 20, 2011

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERITUS FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2007

Russell Novak & Company, LLP

Russell Novak & Company, LLP
Certified Public Accountants • Business Consultants



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Meritus Financial Group, Inc.

We have audited the statement of financial condition of Meritus Financial Group, Inc. as of December 31, 2007, and the related statements of operations, changes in liabilities subordinated to the claims of creditors, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meritus Financial Group, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental material is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Russell Novak & Company, LLP

February 14, 2008

225 West Illinois Street • Suite 300 • Chicago, Illinois 60610
312.222.1400 • fax 312.222.1377

MERITUS FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

ASSETS
Cash	$	58,480
Receivable from brokers - dealers		30,262
Total Assets	$	88,742

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES
Accrued expenses and accounts payable	$	19,364

STOCKHOLDER'S EQUITY
Common stock - no par value; 30,000 shares authorized; 1,000 shares issued and outstanding		1,000
Additional paid in capital		59,000
Retained earnings		9,378
Total Stockholder's Equity		69,378
Total Liabilities and Stockholder's Equity	$	88,742

(See Accompanying Notes)

Russell Novak & Company, LLP

MERITUS FINANCIAL GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUE
Commissions $ 378,592

EXPENSES
Management fees   270,998
Clearing costs   39,622
Commissions   25,691
Director fees   20,000
Technology cost   5,561
Office expense   31,926
Professional fees   8,782
Regulatory fees and dues   4,111
Advertising and marketing   625
Dues and subscriptions   1,513
Charitable contributions   3,500
Insurance   963
Miscellaneous expenses   240

        Total Expenses   413,532

NET LOSS FROM OPERATIONS   (34,940)

OTHER INCOME   37,413

NET INCOME BEFORE STATE REPLACEMENT TAX   2,473

STATE REPLACEMENT TAX   (187)

NET INCOME $ 2,286

(See Accompanying Notes)

Russell Novak & Company, LLP

MERITUS FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2007

BALANCE - JANUARY 1, 2007	$ -
ADDITIONS (DEDUCTIONS)	-
BALANCE - DECEMBER 31, 2007	$ -

(See Accompanying Notes)

Russell Novak & Company, LLP

MERITUS FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid in Capital	Retained Earnings
BALANCE - JANUARY 1, 2007	$ 1,000	$ 59,000	$ 7,092
Net income for the year ended December 31, 2007	-	-	2,286
BALANCE - DECEMBER 31, 2007	$ 1,000	$ 59,000	$ 9,378

(See Accompanying Notes)

Russell Novak & Company, LLP

MERITUS FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES
    Net income $ 2,286
    Adjustments to reconcile net income to net
     cash used by operating activities:
    (Increase) decrease in assets:
      Receivables from brokers - dealers   (9,877)
    Increase (decrease) in liabilities:
      Accrued expenses and accounts payable   (7,585)
        Net Cash Used by Operating Activities   (15,176)

CASH FLOWS FROM INVESTING ACTIVITIES   -

CASH FLOWS FROM FINANCING ACTIVITIES   -

NET DECREASE IN CASH AND CASH EQUIVALENTS   (15,176)

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR   73,656

CASH AND CASH EQUIVALENTS - END OF YEAR $ 58,480

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
    Cash paid for state replacement tax $ 187

(See Accompanying Notes)

Russell Novak & Company, LLP

Note 1 -   Organization

Meritus Financial Group, Inc. (the Company) was incorporated in the State of Illinois on June 11, 1997. Registration as a broker-dealer with the Securities and Exchange Commission became effective February 2004. Currently, the Company operates as an introducing licensed broker-dealer with its principal location in Elgin, Illinois.

Note 2 -   Significant Accounting Policies

The Company uses the accrual method of accounting. Customer transactions are cleared on a fully-disclosed basis through another broker-dealer. Commissions and related clearing expenses are recorded on a trade-date basis as transactions occur.

The Company, with the consent of its shareholder, elected to be an S-Corporation under the provisions of the Internal Revenue Code. Instead of paying corporate income taxes, the shareholders of an S-Corporation are taxed individually on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements. The Company is responsible for paying Illinois state replacement tax on the Company's taxable income.

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Furthermore, the Company maintains its cash in accounts at various financial institutions. The balances, at times, may exceed federally insured amounts. Management periodically reviews the financial stability of these institutions.

The Company expenses advertising costs as incurred.

Note 3 -   Net Capital Requirements

Pursuant to the net capital provisions of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under SEC rule 15c3-1. Net capital may fluctuate on a daily basis. As of December 31, 2007, the Company had net capital and net capital requirements of $68,262 and $5,000, respectively. The net capital rules may effectively restrict the payment of cash dividends.

Note 4 -   Pervasiveness of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 5 -   Related Party Transactions

The Company shares office space with another company affiliated by common ownership. All rent and associated occupancy costs were paid entirely by this affiliated company on behalf of Meritus Financial Group, Inc. Beginning in January 2007, Meritus Financial Group, Inc. pays this affiliated company $2,505 per month for its share of these costs. These costs are included as office expense on the Statement of Operations. Additionally, this affiliated company pays commission expense on behalf of Meritus Financial Group, Inc. In December 2007, Meritus Financial Group, Inc. paid this affiliated company $25,691 as reimbursement for commission expense. As of December 31, 2007 there were no amounts included in the assets or liabilities of Meritus Financial Group, Inc. pursuant to this reimbursement agreement.

The Company reimburses a common paymaster (affiliated through common ownership) for salaries and other operating expenses. These costs, which are included as management fee expense in the Statement of Operations, total $270,998 as of December 31, 2007. Of this amount, $19,010 is recorded as a liability of Meritus Financial Group, Inc. as of December 31, 2007, pursuant to this reimbursement agreement. In addition, the Company paid this affiliated company $20,000 as reimbursement for the payment of Director fees. This payment is reflected as Director fees on the Statement of Operations.

SUPPLEMENTAL INFORMATION

MERITUS FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

NET CAPITAL

Total stockholder's equity	$	69,378
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		69,378
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated borrowings		69,378
Deductions and /or charges		-
Other additions and/or allowable credits		-
Net capital before haircuts on securities positions		69,378
Haircuts on securities	(	1,116)
Net Capital	$	68,262

(See Accompanying Notes)

Russell Novak & Company, LLP

NET CAPITAL PER UNAUDITED COMPUTATION	$	75,037
Adjustment for receivable due from brokers - dealers		13,351
Adjustment for accrued management fees	(	19,010)
NET CAPITAL PER AUDITED COMPUTATION	$	69,378

AGGREGATE INDEBTEDNESS PER UNAUDITED COMPUTATION	$	354
Adjustment for accrued management fees		19,010
AGGREGATE INDEBTEDNESS PER AUDITED COMPUTATION	$	19,364

(See Accompanying Notes)

Russell Novak & Company, LLP



Russell Novak & Company, LLP
Certified Public Accountants • Business Consultants

To the Board of Directors
Meritus Financial Group, Inc.

In planning and performing our audit of the financial statements and supplemental material of Meritus Financial Group, Inc. (the Company), for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

225 West Illinois Street • Suite 300 • Chicago, Illinois 60610
312.222.1400 • fax 312.222.1377

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Russell Novak & Company, LLP

Russell Novak & Company, LLP
February 14, 2008

END